Exhibit (e)(14)

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of November 14, 2018 (the “Effective Date”) by and among Fortress Biotech, Inc. (“Fortress”), FBIO Acquisition, Inc., a Delaware corporation (the “Seller”), a wholly-owned subsidiary of Fortress, and NHC Holdings, LLC (the “Buyer”).

WHEREAS, the Seller owns 7,037,482 shares of the common stock, par value $0.02 per share (the “Shares”), of National Holdings Corporation, a Delaware corporation (the “Company”), representing approximately 56.1% of the Company’s shares outstanding as of the date hereof;

WHEREAS, the Seller desires to sell, and the Buyer desires to purchase, free and clear of any and all Liens (as defined herein), (a) an aggregate of 3,010,054 of the Seller Shares (defined below), representing 24% of the Company’s shares outstanding as of the Effective Date at a price per share of $3.25 (the “First Closing Purchase Price”) for an aggregate price of $9,782,675.50 at the First Closing (as defined herein) (the “First Closing Shares”) and (b) an aggregate of 4,027,428 of the Seller Shares, representing the entire remainder of Seller’s economic interest in the Company (the “Second Closing Shares” and together with the First Closing Shares, the “Seller Shares”), in each case on the terms and conditions set forth herein; and

WHEREAS, the Seller and Buyer are entering into this Agreement as principals and not as representatives or agents of the Company or any third party.

NOW, THEREFORE, in consideration of the foregoing premises and the covenants, agreements and representations and warranties contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE; CLOSINGS

Section 1.1 Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, the Seller agrees to (a) sell, convey, assign, transfer and deliver to the Buyer, within three (3) business days after the Effective Date (the “First Closing”), all of the First Closing Shares, free and clear of any and all mortgages, pledges, encumbrances, liens, security interests, options, charges, claims, deeds of trust, deeds to secure debt, title retention agreements, rights of first refusal or offer, limitations on voting rights, proxies, voting agreements, limitations on transfer or other agreements or claims of any kind or nature whatsoever (collectively, “Liens”), and (b) subject to Section 1.2, sell, convey, assign, transfer and deliver to the Buyer on the date of the FINRA Approval (defined below) all of the Second Closing Shares, free and clear of any and all Liens. Buyer hereby agrees to (x) purchase the First Closing Shares for a payment of $3.25 per share for an aggregate purchase price of $9,782,675.50 at the First Closing; and (y) purchase the Second Closing Shares for a payment of $3.25 per share, subject to any applicable adjustments set forth in Section 1.2 (the “Second Closing”) for an aggregate purchase price of $13,089,141.00 (the “Second Closing Purchase Price”), on the Second Closing Date (defined below).

Section 1.2 Term and Conditions of Second Closing.

(a) FINRA Approval: The Second Closing shall only be conditioned on approval thereof from the Financial Industry Regulatory Authority, Inc. (“FINRA”). Such condition may be waived by the Buyer in its sole discretion. Immediately following the Effective Date of this Agreement and the First Closing, the Buyer will seek approval from FINRA (the “FINRA Approval”), and such Second Closing will be subject to receipt of the FINRA Approval (unless otherwise waived by the Buyer). No later than fifteen (15) business days following receipt of the FINRA Approval or waiver by the Buyer of such condition, the Buyer will pay the Seller the Second Closing Purchase Price for the purchase of the Second Closing Shares, subject to any adjustments contained in this Section 1.2, and the Seller shall sell such Second Closing Shares free and clear of all Liens (the “Second Closing Date”).

(b) Adjustment to Prevent Dilution: In the event of any change in the Company’s capital stock by reason of any stock dividend, reverse stock split, split-up, reclassification, recapitalization, combination, exchange or similar occurrence, the term “Second Closing Shares” shall be deemed to refer to and include the Second Closing Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Second Closing Shares may be changed or exchanged.

(c) Adjustment to Second Closing Purchase Price in the Event of an Extraordinary Event: In the event that an Extraordinary Event (as defined below) occurs in the period between the First Closing and Second Closing and the Per Share Sale Price (as defined below) with respect to such Extraordinary Event is lower than the Second Closing Purchase Price, the Second Closing Purchase Price for all Second Closing Shares shall be decreased to equal the Per Share Sale Price. For purposes of this Section 1.2(c), “Per Share Sale Price” shall mean the per share price at which an Extraordinary Event is effected, and “Extraordinary Event” shall mean and include each of the following: (i) reorganization, merger or consolidation of the Company with any other person, entity or corporation, (ii) any issuance or sale by the Company of Shares that, in the aggregate, exceeds 10% of the Company’s issued and outstanding Shares as of the Effective Date or (iii) complete liquidation of the Company or sale or other disposition by the Company of all or substantially all of the Company’s assets (other than, in each case, a liquidation, sale or disposition conducted in connection with or arising out of any insolvency or bankruptcy proceedings).

(d) Non-Transferability of Second Closing Shares: Absent the prior written consent of the Buyer, the Seller shall not, during the period between the Effective Date and the Second Closing Date, (a) sell, convey, transfer, pledge, encumber, hypothecate, assign or otherwise dispose of (including by gift) any of the Second Closing Shares, (b) deposit the Second Closing Shares into a voting trust, enter into any voting arrangement or understanding, or otherwise transfer the right to vote the Second Closing Shares, (c) issue any option, right of first refusal or any other right with respect to the Second Closing Shares, (d) solicit any proposal to acquire the Second Closing Shares, (e) disclose any non-public information about the Company including proprietary and confidential information, or (f) enter into any agreement, or option or other contingent commitment, to do any of the foregoing.

Section 1.3 Purchase Price. The First Closing Purchase Price and the Second Closing Purchase Price, as applicable, shall be paid by the Buyer by wiring such amount in immediately available funds to a bank account designated by the Seller on the First Closing or Second Closing, as applicable. On the First Closing and the Second Closing, the Seller will cause the First Closing Shares and the Second Closing Shares, respectively, to be issued and duly registered to the Buyer in book entry form free and clear of all Liens. The consummation of the transactions contemplated by this Agreement shall be conditioned upon there being no injunction or other order, judgment, law, regulation, decree or ruling or other legal restraint or prohibition having been issued, enacted or promulgated by a court or other governmental authority of competent jurisdiction that would have the effect of prohibiting or preventing the consummation of the transactions contemplated hereunder.

Section 1.4 Expenses. Except as expressly set forth in this Agreement, all fees and expenses incurred by each party hereto in connection with the matters contemplated by this Agreement shall be borne by the party incurring such fee or expense, including without limitation the fees and expenses of any investment banks, attorneys, accountants or other experts or advisors retained by such party.

ARTICLE II

COVENANTS

Section 2.1 Press Release; Filings.

(a) In connection with this Agreement and on an agreed date and time, each of Buyer and Fortress shall issue a press release as shall be mutually agreed between the two parties. No party hereto nor any of its respective Affiliates shall issue any press release or make any public statement relating to the transactions contemplated hereby (including, without limitation, any statement to any governmental or regulatory agency or accrediting body) that is inconsistent with, or are otherwise contrary to, the statements in the press release.

(b) Promptly following the First Closing and again following the Second Closing, the Seller and Buyer shall cause to be filed with the Securities and Exchange Commission a Schedule 13D or 13D/A, in accordance with the rules and regulations applicable thereto, and prior to filing will provide the other party a reasonably opportunity to review and comment upon such filing.

Section 2.2 FINRA. The Buyer will use its reasonable best efforts to obtain the FINRA Approval as soon as practicable after the Effective Date. The Seller will cooperate, and will use its best efforts to cause the Company to cooperate, with any requests by the Buyer in connection with seeking such FINRA Approval.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller hereby makes the following representations and warranties to the Buyer as of the Effective Date, the First Closing and Second Closing Date (except for the representations and warranties contained in Section 3.4 below, which are made as of the First Closing and the Second Closing Date):

Section 3.1 Existence; Authority. The Seller is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. The Seller has all requisite competence, power and authority to execute and deliver this Agreement, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement.

Section 3.2 Enforceability. This Agreement has been duly and validly executed and delivered by the Seller, and, upon its execution and delivery, and, assuming due and valid authorization, execution and delivery by the Buyer, this Agreement will constitute the legal, valid and binding obligation of the Seller, enforceable against such person in accordance with its terms, except as such enforceability may be affected by bankruptcy, insolvency, moratorium and other similar laws relating to or affecting creditors' rights generally and general equitable principles.

Section 3.3 Ownership. The Seller represents that the Seller Shares represents its entire direct ownership interest in the Company. All warrants issued by the Company to the Seller shall be considered null and void upon execution of this Agreement and all such warrants shall be cancelled and surrendered by the Seller at the First Closing.

Section 3.4 Good Title Conveyed. All First Closing Shares and Second Closing Shares sold by such Seller hereunder shall be free and clear of any and all Liens, and good, valid and marketable title to such First Closing Shares and Second Closing Shares will effectively vest in the Buyer at the First Closing or Second Closing Date, as applicable. The Seller is the beneficial owner of the Seller Shares, free and clear of any and all Liens. The Seller has full power and authority to transfer full legal ownership of its Seller Shares to the Buyer, and the Seller is not required to obtain the approval of any person or governmental agency or organization to effect the sale of the Seller Shares.

Section 3.5 Freely Tradable Shares. The Seller Shares were all purchased in a registered tender offer and, to the knowledge of Seller and Fortress, are not subject to restrictions on transfer, other than those imposed on Buyer by the Securities Act of 1933, in particular Rule 144 promulgated thereunder, the Securities Exchange Act of 1934 and other applicable laws and regulations.

Section 3.6 Non-Contravention. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in a violation or breach by Seller or Fortress of, or constitute a default by Seller or Fortress under, its respective organizational documents, any applicable law, rule or regulation or any agreement, instrument, decree, judgment or order to which Seller or Fortress is a party or by which Seller or Fortress may be bound or to which the Shares may be subject. There is no action, suit, proceeding or investigation pending, or currently threatened, against Seller or Fortress that questions the validity of this Agreement or the right of the Seller to enter into this Agreement, or to consummate the transactions contemplated hereby. Except as set forth in the reports filed by the Company with the Securities and Exchange Commission that are publicly available as of the date hereof, there are no agreements or arrangements that are in effect between Seller, Fortress and any of their respective Affiliates, on the one hand, and the Company, on the other hand, relating to the Seller Shares or any other equity security of the Company, including agreements affecting the voting of the Seller Shares or other equity security of the Company, or rights of Seller or any of its Affiliates as an investor in the Company.

Section 3.7 Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of the Seller or Fortress, threatened against such party that could impair the ability of the Seller to perform its obligations hereunder or to consummate the transactions contemplated hereby.

Section 3.8 Other Acknowledgments.

(a) Each of Seller and Fortress further represents, severally with respect to itself only and not with respect to any other such party, that it has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Seller Shares and has, independently and without reliance upon the Company, made its own analysis and decision to sell the Seller Shares. With respect to legal, tax, accounting, financial and other considerations involved in the transactions contemplated by this Agreement, including the sale of the Seller Shares, the Seller and Fortress have carefully considered and, to the extent it believes such discussion necessary, discussed with professional legal, tax, accounting, financial and other advisors the suitability of the transactions contemplated by this Agreement, including the sale of the Seller Shares.

(b) The Seller represents, severally with respect to itself only and not with respect to any other such party, that the sale of the applicable Seller Shares by such Seller was privately negotiated in an independent transaction and does not violate any rules or regulations applicable to such Seller.

(c) During the last five years, none of Fortress or Seller or, to the best knowledge of Fortress and Seller, any of the executive officers and directors of Fortress and Seller (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities law.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

THE BUYER

The Buyer makes the following representations and warranties to the Seller as of the Effective Date, the First Closing and the Second Closing Date:

Section 4.1 Existence; Authority. The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Buyer has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby and has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement.

Section 4.2 Enforceability. This Agreement has been duly and validly executed and delivered by the Buyer and, assuming due and valid authorization, execution and delivery by the Seller, this Agreement constitutes the legal, valid and binding obligations of the Buyer, enforceable against it in accordance with its terms, except as such enforceability may be affected by bankruptcy, insolvency, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles. The purchase of the First Closing Shares by the Buyer (i) was privately negotiated in an independent transaction and (ii) does not violate any rules or regulations applicable to the Buyer.

Section 4.3 Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of the Buyer, threatened against such party that could impair the ability of the Buyer to perform its obligations hereunder or to consummate the transactions contemplated hereby.

Section 4.4 Sufficiency of Funds. The Buyer has sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the First Closing Purchase Price and Second Closing Purchase Price, as applicable, and consummate the transactions contemplated by this Agreement.

Section 4.5 Other Acknowledgments.

(a) The Buyer represents, with respect to itself only and not with respect to any other party, that it has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the purchase of the Seller Shares and has, independently and without reliance upon the Seller, made its own analysis and decision to purchase the Seller Shares. With respect to legal, tax, accounting, financial and other considerations involved in the transactions contemplated by this Agreement, including the sale of the Seller Shares, the Buyer has carefully considered and, to the extent it believes such discussion necessary, discussed with professional legal, tax, accounting, financial and other advisors the suitability of the transactions contemplated by this Agreement, including the sale of the Seller Shares.

(b) The Buyer represents, severally with respect to itself only and not with respect to any other such party, that (i) Buyer is an “accredited investor” as defined in Rule 501 promulgated under the Securities Act of 1933, as amended, and (ii) the sale of the applicable Seller Shares by such Seller was privately negotiated in an independent transaction and does not violate any rules or regulations applicable to the Buyer.

ARTICLE V MISCELLANEOUS

Section 5.1 Survival. Each of the representations, warranties, covenants, and agreements in this Agreement or pursuant hereto shall survive the First Closing and the Second Closing Date; provided, however, that the representations and warranties contained in Articles III and IV shall survive only until the one-year anniversary of the First Closing and the Second Closing Date, as applicable. Notwithstanding any knowledge of facts determined or determinable by any party by investigation, each party shall have the right to fully rely on the representations, warranties, covenants and agreements of the other parties contained in this Agreement or in any other documents or papers delivered in connection herewith. Each representation, warranty, covenant and agreement of the parties contained in this Agreement is independent of each other representation, warranty, covenant and agreement. Except as expressly set forth in this Agreement, no party has made any representation warranty, covenant or agreement with respect to the transactions contemplated hereby.

Section 5.2 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given if so given) by hand delivery, cable, telecopy or mail (registered or certified, postage prepaid, return receipt requested) to the respective parties hereto addressed as follows:

If to the Seller:

FBIO Acquisition, Inc.

Attention: Samuel W. Berry

2 Gansevoort Street, 9th Floor

New York, NY 10014

Email: sberry@fortressbiotech.com

With a copy to:

Alston & Bird LLP

Attention: Mark McElreath

90 Park Avenue

New York, NY 10016

Email: mark.mcelreath@alston.com

If to the Buyer:

NHC Holdings, LLC

Attention: Alan Forman

299 Park Avenue, 21st Floor

New York, NY 10171

Email: aforman@brileyfin.com

With a copy to:

The NBD Group, Inc.

Attn: Sara Terheggen

350 N. Glendale Avenue, Ste B522

Glendale, CA 91206

Email: st@nbdpro.com

Section 5.3 Certain Definitions. As used in this Agreement, the term “Affiliate” shall have the meaning set forth in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, and shall include persons who become Affiliates of any person subsequent to the date hereof.

Section 5.4 Specific Performance. The Seller, on the one hand, and the Buyer, on the other hand, acknowledge and agree that the other would be irreparably injured by a material breach of this Agreement and that money damages are an inadequate remedy for an actual or threatened breach of this Agreement. Accordingly, the parties agree to the granting of specific performance of this Agreement and injunctive or other equitable relief as a remedy for any such breach or threatened breach, without the requirement for proof of actual damages, and further agree to waive any requirement for the securing or posting of any bond in connection with any such remedy. Such remedy shall not be deemed to be the exclusive remedy for a breach of this Agreement, but shall be in addition to all other remedies available at law or equity.

Section 5.5 No Waiver. Any waiver by any party hereto of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party hereto to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

Section 5.6 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated by such holding. The parties agree that the court making any such determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of, delete specific words or phrases in, or replace any such invalid or unenforceable provision with one that is valid and enforceable and that comes closest to expressing the intention of such invalid or unenforceable provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

Section 5.7 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. The Buyer shall have the right to assign this Agreement to any third party designee and no consent on the part of the Seller shall be required for such assignment, provided however, that any such assignment shall not relieve the Buyer of its liabilities and obligations hereunder. Any purported assignment of a party’s rights under this Agreement in violation of the preceding sentence shall be null and void.

Section 5.8 Entire Agreement; Amendments. This Agreement (including any Schedules and Exhibits hereto) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and, except as expressly set forth herein, is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. This Agreement may be amended only by a written instrument duly executed by the parties hereto or their respective permitted successors or assigns.

Section 5.9 Headings. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 5.10 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to choice of law principles thereof that would cause the application of the laws of any other jurisdiction.

Section 5.11 Submission to Jurisdiction. Each of the parties irrevocably submits to the exclusive jurisdiction and service and venue in any federal or state court sitting in the State of Delaware for the purposes of any action, suit or proceeding arising out of or with respect to this Agreement. Each of the parties irrevocably and unconditionally waives any objections to the laying of venue of any action, suit or proceeding relating to this Agreement in any federal or state court sitting in the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY.

Section 5.12 Counterparts; Facsimile. This Agreement may be executed in counterparts, including by facsimile or PDF electronic transmission, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

Section 5.13 Further Assurances. Upon the terms and subject to the conditions of this Agreement, each of the parties hereto agrees to execute such additional documents, to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate or make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

Section 5.14 Interpretation. The parties acknowledge and agree that this Agreement has been negotiated at arm’s length and among parties equally sophisticated and knowledgeable in the matters covered hereby. Accordingly, any rule of law or legal decision that would require interpretation of any ambiguities in this Agreement against the party that has drafted it is not applicable and is hereby waived.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first written above.

FORTRESS BIOTECH, INC.

/s/ Lindsay A. Rosenwald
Name:	Lindsay A. Rosenwald
Title:	President & CEO

FBIO ACQUISITION, INC.

/s/ Lindsay A. Rosenwald
Name:	Lindsay A. Rosenwald
Title:	President & CEO

NHC HOLDINGS, LLC

/s/ Phillip J. Ahn
Name:	Phillip J. Ahn
Title:	Authorized Signer

[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]